May 2010 Pricing Sheet dated May 24, 2010 relating to Preliminary Terms No. 370 dated April 27, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Equity LASERSSM Based on the Financial Select Sector SPDR® Fund due May 24, 2013
Equity LeAding StockmarkEt Return Securities
PRICING TERMS – MAY 24, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,800,000
Stated principal amount:	$10 per LASERS
Issue price:	$10 per LASERS (see “Commissions and Issue Price” below)
Pricing date:	May 24, 2010
Original issue date:	May 27, 2010 (3 business days after the pricing date)
Maturity date:	May 24, 2013
Underlying shares:	Financial Select Sector SPDR® Fund
Payment at maturity:	$10 + share return amount. This payment may be greater than, equal to or less than the stated principal amount.
Share return amount:
If the share price is greater than the downside threshold value at all times from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any trading day), the share return amount will equal:
$10 x [the greater of (i) the share percent change and (ii) the fixed percentage]
If the share price is less than or equal to the downside threshold value at any time from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any trading day), the share return amount will equal:
$10 x the share percent change
In this scenario, the payment at maturity may be less, and potentially significantly less, than the stated principal amount and could be zero.  There is no minimum payment at maturity on the LASERS.

Fixed percentage:	25%
Share percent change:	(final share price – initial share price) / initial share price
Initial share price:	$14.33, which is the share closing price of one underlying share on the pricing date
Final share price:	The share closing price of one underlying share on the valuation date times the adjustment factor on such date
Downside threshold value:	$10.7475, which is 75% of the initial share price
Valuation date:	May 21, 2013, subject to adjustment for non-trading days and certain market disruption events
Adjustment factor:	A number which is initially 1.0 and will be subject to adjustment for certain corporate events affecting the underlying shares
CUSIP:	61759G208
ISIN:	US61759G2084
Listing:	The LASERS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per LASERS	$10	$0.30	$9.70
Total	$2,800,000	$84,000	$2,716,000
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $9.90 per note.  Please see “Syndicate Information” on page 8 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.30 for each LASERS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” on page 8 of the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for LASERS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 370 dated April 27, 2010
Prospectus Supplement for LASERS dated February 23, 2010
Prospectus dated December 23, 2008

The LASERS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.